SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Gateway, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367626108

(CUSIP Number)

Lap Shun Hui
c/o Joui Corporation
5 Hutton Center Drive, Suite 830
Santa Ana, CA 92701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367626108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LAP SHUN HUI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,350,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 18,350,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.93%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of Lap Shun Hui (“Mr. Hui”) filed with the Securities and Exchange Commission on March 12, 2004 and amended or supplemented by Amendment No. 1 filed on February 14, 2006.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Gateway, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7565 Irvine Center Drive,  Irvine, California 92618.

Item 4 is hereby supplemented to add the following:

Item 4.                    PURPOSE OF TRANSACTION

Common Stock owned by Mr. Hui has been disposed of in certain open market transactions.  The remaining securities beneficially owned by Mr. Hui are being held for investment purposes.  At any time, Mr. Hui may determine to dispose of some or all of the Common Stock he holds, subject to applicable law.  Mr. Hui may also make purchases of Common Stock from time to time, subject to applicable law.  Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the Common Stock, stock market conditions, alternative investment opportunities and the business prospects of the Issuer.  Other than as set forth above, Mr. Hui currently has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.                    INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Hui for the purposes of this Statement is 18,350,000, representing 4.93% of the outstanding shares of Common Stock of the Issuer as of July 14, 2006. Subject to the terms of the Indemnification Agreement (as amended) and the Escrow Agreement (as amended), Mr. Hui has sole voting and dispositive power as to all of such shares.

(c)

Pursuant to a shelf registration statement filed by the Issuer, Mr. Hui has made the following dispositions of the Common Stock:

On March 3, 2006, Mr. Hui sold 501,900 shares of Common Stock in an open market sale at a price of $2.17 per share.  On March 6, 2006, Mr. Hui sold 48,100 shares of Common Stock in an open market sale at a price of $2.22 per share.  On March 9, 2006, Mr. Hui sold

400,000 shares of Common Stock in an open market sale at a price of $2.18 per share.  On March 10, 2006, Mr. Hui sold 400,000 shares of Common Stock in an open market sale at a price of $2.18 per share.  On March 13, 2006, Mr. Hui sold 700,000 shares of Common Stock in an open market sale at a price of $2.24 per share.  On May 1, 2006, Mr. Hui sold 150,000 shares of Common Stock in an open market sale at a price of $2.12 per share.  On May 2, 2006, Mr. Hui sold 150,000 shares of Common Stock in an open market sale at a price of $2.10 per share.  On May 3, 2006, Mr. Hui sold 275,000 shares of Common Stock in an open market sale at a price of $2.12 per share.  On May 4, 2006, Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $2.13 per share.  On May 5, 2006, Mr. Hui sold 125,000 shares of Common Stock in an open market sale at a price of $2.15 per share.  On May 8, 2006, Mr. Hui sold 15,300 shares of Common Stock in an open market sale at a price of $2.15 per share.  On May 9, 2006, Mr. Hui sold 84,700 shares of Common Stock in an open market sale at a price of $2.08 per share.  On May 10, 2006, Mr. Hui sold 150,000 shares of Common Stock in an open market sale at a price of $2.05 per share.  On May 11, 2006, Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $2.00 per share.  On May 12, 2006, Mr. Hui sold 275,000 shares of Common Stock in an open market sale at a price of $1.92 per share.  On May 15, 2006, Mr. Hui sold 300,000 shares of Common Stock in an open market sale at a price of $1.86 per share.  On May 16, 2006, Mr. Hui sold 750,000 shares of Common Stock in an open market sale at a price of $1.76 per share.  On May 17, 2006, Mr. Hui sold 1,000,000 shares of Common Stock in an open market sale at a price of $1.73 per share.  On May 18, 2006, Mr. Hui sold 1,000,000 shares of Common Stock in an open market sale at a price of $1.77 per share.  On May 19, 2006, Mr. Hui sold 817,700 shares of Common Stock in an open market sale at a price of $1.82 per share.  On May 22, 2006, Mr. Hui sold 458,600 shares of Common Stock in an open market sale at a price of $1.80 per share.  On May 24, 2006, Mr. Hui sold 525,000 shares of Common Stock in an open market sale at a price of $1.70 per share.  On May 25, 2006, Mr. Hui sold 500,000 shares of Common Stock in an open market sale at a price of $1.72 per share.  On May 26, 2006, Mr. Hui sold 356,000 shares of Common Stock in an open market sale at a price of $1.72 per share.  On May 31, 2006, Mr. Hui sold 300,000 shares of Common Stock in an open market sale at a price of $1.70 per share.  On June 1, 2006, Mr. Hui sold 350,000 shares of Common Stock in an open market sale at a price of $1.72 per share.  On June 2, 2006, Mr. Hui sold 53,000 shares of Common Stock in an open market sale at a price of $1.73 per share.  On June 6, 2006, Mr. Hui sold 479,000 shares of Common Stock in an open market sale at a price of $1.64 per share.  On July 6, 2006, Mr. Hui sold 350,000 shares of Common Stock in an open market sale at a price of $2.08 per share.  On July 7, 2006, Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $2.05 per share.  On July 10, 2006, Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $2.03 per share.  On July 11, 2006, Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $2.00 per share.  On July 12, 2006, Mr. Hui sold 350,000 shares of Common Stock in an open market sale at a price of $2.02 per share.  On July 13, 2006, Mr. Hui sold 350,000 shares of Common Stock in an open market sale at a price of $2.04 per share.  On July 14, 2006, Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $2.02 per share.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 26th day of July, 2006.

/s/ Lap Shun Hui
LAP SHUN HUI